UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

22238M109

(CUSIP Number)

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

Country Style Cooking Restaurant Chain Holding
Limited

c/o 16th Floor, C1 Building

Chongqing Headquarters City District C

No. 780 Jingwei Avenue

Yuzhong District, Chongqing 400020

People’s Republic of China

(+86-23) 8866-8866

Sky Success Venture Holdings Limited Zhiyun Peng Jinjing Hong Liping Deng Zhiyong Hong 13F, No. 609 Yunling East Road Putuo District, Shanghai 200062 People’s Republic of China (+86-21) 3250-8855

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District, Beijing 100004 People’s Republic of China (+86-10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*             This statement on Schedule 13D (this “Schedule 13D”) represents Amendment No. 3 to the statement on Schedule 13D filed on behalf of each of Ms. Hong Li (“Ms. Li”), Mr. Xingqiang Zhang (“Mr. Zhang”), Regal Fair Holdings Limited (“Regal Fair”), Sky Success Venture Holdings Limited (“Sky Success”), Mr. Zhiyun Peng (“Mr. Peng”), Mr. Jinjing Hong, Mr. Liping Deng (“Mr. Deng”) and Mr. Zhiyong Hong with the Securities and Exchange Commission on August 24, 2015, as amended by Amendment No. 1 filed on December 28, 2015 and Amendment No. 2 filed on March 23, 2016 (the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

This Schedule 13D further represents Amendment No. 1 to the statement on Schedule 13D filed on March 23, 2016 (the “Original Parent Filing”) by Country Style Cooking Restaurant Chain Holding Limited (“Parent” and, together with Ms. Li, Mr. Zhang, Regal Fair, Sky Success, Mr. Peng, Mr. Jinjing Hong, Mr. Deng and Mr. Zhiyong Hong, the “Reporting Persons”) with respect to the Ordinary Shares of the Company.

Capitalized terms used but not defined in this Schedule 13D shall have the same meanings ascribed to them in the Original Schedule 13D and the Original Parent Filing. Except as amended and supplemented hereby, each of the Original Schedule 13D and the Original Parent Filing remains in full force and effect.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22238M109	Page	1	of	9	Pages

1	NAMES OF REPORTING PERSONS Hong Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

1

CUSIP No.	22238M109	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS Xingqiang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

CUSIP No.	22238M109	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS Regal Fair Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

3

CUSIP No.	22238M109	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS Sky Success Venture Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

4

CUSIP No.	22238M109	Page	5	of	9	Pages

1	NAMES OF REPORTING PERSONS Zhiyun Peng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

5

CUSIP No.	22238M109	Page	6	of	9	Pages

1	NAMES OF REPORTING PERSONS Jinjing Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

6

CUSIP No.	22238M109	Page	7	of	9	Pages

1	NAMES OF REPORTING PERSONS Liping Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

7

CUSIP No.	22238M109	Page	8	of	9	Pages

1	NAMES OF REPORTING PERSONS Zhiyong Hong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) IN

8

CUSIP No.	22238M109	Page	9	of	9	Pages

1	NAMES OF REPORTING PERSONS Country Style Cooking Restaurant Chain Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

9

Item 4. Purpose of Transaction

With respect to each of the Original Schedule 13D and the Original Parent Filing, Item 4 is hereby amended and supplemented by as follows:

On April 20, 2016, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Hong Kong time) at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

On April 20, 2016, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on April 20, 2016. As a result of the Merger, the Company became wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive $1.3075 and each ADS, representing four Ordinary Shares, was cancelled in exchange for the right to receive $5.23 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes, except for Ordinary Shares beneficially owned by the Rollover Shareholders, including 78,504 Ordinary Shares held by Ms. Li, 73,712 Ordinary Shares held by Mr. Zhang, 30,856 Ordinary Shares held by Mr. Peng, 278,000 Ordinary Shares held by Mr. Hong, 44,522,148 Ordinary Shares held by Regal Fair, 17,384,544 Ordinary Shares held by Sky Success and 12,000,000 Ordinary Shares held by SIG China (such Ordinary Shares collectively, the “Rollover Shares”). Each of the Rollover Shares was cancelled for no consideration.

In addition, at the Effective Time, each share option or restricted share (each, a “Company Share Award”) granted by the Company pursuant to the Company’s 2009 Share Incentive Plan other than the Company Share Awards owned by the Rollover Shareholders that is outstanding and unexercised, whether vested or unvested, was cancelled in exchange for (i) with respect to any share option, a cash amount to be paid by the surviving company of the Merger or one of its subsidiaries, as soon as practicable after the Effective Time (without interest) equal to the product of (1) the excess, if any, of $1.3075 over the exercise price of such share option multiplied by (2) the number of shares underlying such share option; provided that if the exercise price of any such share option is equal to or greater than $1.3075, such share option shall be cancelled without any payment therefor; and (ii) with respect to any restricted share, a cash amount equal to $1.3075.

As a result of the Merger, the ADSs ceased to trade on the New York Stock Exchange (the “NYSE”) following the close of trading on April 20, 2016 and will become eligible for delisting from the NYSE and termination of registration under the Act.

Item 5. Interest in Securities of the Issuer.

With respect to each of the Original Schedule 13D and the Original Parent Filing, the following supersedes information previously provided in Item 5:

(a)–(b) As of the date of the filing of this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A to the Original Schedule 13D and the Original Parent Filing beneficially owns or has the right to acquire any Ordinary Shares, or has any voting power or dispositive power over any Ordinary Shares.

10

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule A to the Original Schedule 13D and the Original Parent Filing has effected any transaction in the Ordinary Shares during the past 60 days.

(d)–(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated March 23, 2016, by and between Ms. Hong Li, Mr. Xingqiang Zhang, Regal Fair Holdings Limited, Country Style Cooking Restaurant Chain Holding Limited, Sky Success Venture Holdings Limited, Mr. Zhiyun Peng, Mr. Jinjing Hong, Mr. Liping Deng and Zhiyong Hong.

B*	Proposal Letter dated August 14, 2015 from Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited, to the board of directors of the Country Style Cooking Restaurant Chain Co., Ltd.

C*	Consortium Agreement, dated August 24, 2015, by and between Ms. Hong Li, Mr. Xiangqiang Zhang and Sky Success Venture Holdings Limited.

D	Agreement and Plan of Merger, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Country Style Cooking Restaurant Chain Merger Company Limited and Country Style Cooking Restaurant Chain Co., Ltd. (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

E*	Rollover Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

F*	Voting Agreement, dated December 17, 2015, among Country Style Cooking Restaurant Chain Holding Limited, Ms. Hong Li, Mr. Xingqiang Zhang, Mr. Zhiyun Peng, Mr. Zhiyong Hong, Mr. Tim T. Gong, Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd.

G*	Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch to Country Style Cooking Restaurant Chain Holding Limited and Country Style Cooking Restaurant Chain Merger Company Limited, dated as of December 17, 2015.

H	Limited Guarantee by Regal Fair Holdings Limited, Sky Success Venture Holdings Limited and SIG China Investments One, Ltd., in favor of Country Style Cooking Restaurant Chain Co., Ltd., dated as of December 17, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 18, 2015).

* Previously filed.

11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2016
/s/ Hong Li
Hong Li

/s/ Xingqiang Zhang
Xingqiang Zhang

Regal Fair Holdings Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Country Style Cooking Restaurant Chain Holding Limited

	By:	/s/ Hong Li
	Name:	Hong Li
	Title:	Director

Sky Success Venture Holdings Limited

	By:	/s/ ZhiyunPeng
	Name:	Zhiyun Peng
	Title:	Director

/s/ Zhiyun Peng
Zhiyun Peng

/s/ Jinjing Hong
Jinjing Hong

/s/ Liping Deng
Liping Deng

/s/ Zhiyong Hong
Zhiyong Hong

12